Exhibit 99.1 Press release

Quarterhill Appoints David Cortens as Interim CFO

Mr. Cortens has been CFO of IRD since 2012

Kitchener, Canada – October 22, 2019 – Quarterhill Inc. (“Quarterhill” or “the Company”) (TSX: QTRH) (NASDAQ: QTRH) today announced that the Company’s Board of Directors has appointed David Cortens, currently CFO at International Road Dynamics (“IRD”), as Quarterhill’s interim Chief Financial Officer (“CFO”), effective immediately. Shaun McEwan, Quarterhill’s outgoing CFO, will remain with the Company until the end of 2019 to effect a smooth transition.

Mr. Cortens is a Chartered Professional Accountant with more than 35 years of experience in finance-related roles with public and private companies. Prior to this announcement he has been the CFO at IRD, a position he has held since 2012. Prior to joining IRD, Mr. Cortens has had significant public company experience having acted as CFO for various public companies including Novozymes BioAg Limited, an Ag-biotech company and C.M. Oliver Inc., a registered investment dealer. Mr. Cortens received his B.Comm in Accounting from the University of Manitoba in 1978 and his Chartered Accountant designation in 1981.

“We are very pleased to have someone of David’s caliber step into this role,” said Rick Shorkey, Chair of the Quarterhill Audit Committee. “He is an experienced public company CFO and has been a member of the Quarterhill family since our acquisition of IRD in 2017. Our shared history should help to facilitate a smooth transition.”

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.com. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Press release

For media and investor inquiries, please contact:

Dave Mason
Investor Relations
T : 613.688.1693
E : ir@quarterhill.com

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